Exhibit 21.1

Subsidiaries of the Registrant

The following entities will become direct or indirect subsidiaries of the Registrant prior to the spin-off:

Beltway Acquisition Corporation, d/b/a WMET
CTM Media Group, Ltd.
CTM Brochure Display of Puerto Rico, Inc.
CTM Media Group, Inc.
Idea and Design Works LLC
IDT Internet Mobile Group, Inc.
IDT Local Media, Inc.